November 16, 2023

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	C.M. Life Insurance Company (C.M. Life) C.M. Life Variable Life Separate Account I
Pre-Effective Amendment No. 1 to Registration Statement filed on Form N-6
Apex VULSM – File Nos. 333-274306 & 811-09020

Dear Ms. Larkin:

I am in receipt of the Staff’s comment letter dated October 11, 2023 regarding the above-referenced filing. Thank you for allowing me to respond to the Staff’s comments via e-mail.

The page numbers referenced below correspond to the attached marked version of the prospectus and initial summary prospectus for Pre-Effective Amendment No. 1.

My responses to the Staff’s comments are as follows:

General

1.	Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the contract or whether the Company will be solely responsible for payment of contract benefits.

Response to Comment No. 1: C.M. Life does not have any types of guarantees or support agreements with third parties to support any contract features or benefits. C.M. Life will be solely responsible for any benefits or features associated with the contract.

2.	Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

Response to Comment No. 2: We will include in the pre-effective amendment filing all missing information, including financial statements, exhibits, and other required information. We have also removed all brackets from any previously bracketed disclosure.

3.	Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

Response to Comment No. 3: We confirm that the Company does not intend to use rate sheet supplements to update information in the prospectus.

Prospectus

Ongoing Fees and Expenses

4.	In the caption, “Ongoing Fees and Expenses (annual charges),” please consider removing “annual charges,” if applicable. We realize that such charges are often quoted as monthly charges.

Response to Comment No. 4: We have removed “(annual charges)” from the “Ongoing Fees and Expenses” caption. Please see the marked language on p. 5 of the prospectus. We do note that the inclusion of the reference to annual charges follows the Key Information Table headings set forth by the SEC in the Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts final order (“Rule 498A Order”). We agree that the removal of the term “(annual charges)” is appropriate as these charges are often quoted as daily or monthly charges.

5.	In the description of ongoing fees and expenses, disclosure states, “Those fees and expenses may either be fixed or vary based on characteristics of the Insured (e.g., age, sex, and risk classification).” Please change “may be” to “are set.” See Item 2, Instruction 2.c.i. of Form N-6.

Response to Comment No. 5: We have made the requested correction such that the disclosure now reads:

In addition to surrender charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses. Some of these fees and expenses, such as the insurance charge and the cost of certain optional riders, are set based on characteristics of the Insured (e.g., age, sex, and risk classification). You should view the policy’s specifications pages for rates applicable to your policy.

Please see the marked language on p. 5 of the prospectus.

6.	Please confirm that amounts listed in the “Annual Fee” table are based on gross expenses (before fee waivers). See Item 2, Instruction 2.c.ii.A. of Form N-6.

Response to Comment No. 6: We confirm that amounts listed in the “Annual Fee” table are based on gross expenses (before fee waivers).

Purchasing a Policy

7.	In the column titled, “When Charge is Deducted,” please confirm that the disclosure is accurate or reword accordingly. For example, if an investor is charged 5.00% and is credited at 1.00%, the net charge would be 4.00%.

Response to Comment No. 7: We confirm that the disclosure in the “When Charge is Deducted” column for the Loan Interest Rate Expense Charge is accurate. However, we have revised the disclosure to state that the charge is deducted daily if there is policy debt. Please see the marked language on p. 13 of the prospectus.

Please also see footnote 5 to the Periodic Charges Other than Annual Fund Operating Expenses table (p. 15) and “Loan Interest Rate Expense Charge” in the Periodic Charges subsection of the Charges and Deductions section (p. 24) for explanations of how the loan interest rate expense charge works.

When there is a policy loan, we credit interest on the value we hold as collateral in the Guaranteed Principal Account for such policy loan. We also assess a loan interest rate expense charge to reimburse us for the ongoing expenses of administering the loan.

For example:

Annual interest credited to account value held as collateral = A – B, where:

A = Policy loan interest rate = 3%

B = Policy loan interest rate expense charge = 1% (this is the guaranteed maximum for all years)

Annual interest credited to account value held as collateral = 3% – 1% = 2%

8.	In the line item titled “Maximum,” please clarify that this disclosure is the annual charge.

Response to Comment No. 8: For the loan interest rate expense charge, we have clarified that the maximum and current charges are the annual charge. Please see the marked language on p. 13 of the prospectus.

9.	In the section titled, “Optional Benefit Charges,” please move the first two rows of information (e.g., “Accelerated Death Benefit for Terminal Illness Rider” and “Overloan Protection Rider”) to the transaction table. These items occur upon an event and do not recur periodically.

Response to Comment No. 9: We have moved the Accelerated Death Benefit for Terminal Illness Rider and Overloan Protection Rider to the Transaction Fees table. We have also added the phrase “or exercise certain rider options” to the introduction to the Transaction Fees table such that it now reads “The first table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, take Account Value out of the policy, or exercise certain rider options.” Please see the marked language on p. 11 of the prospectus.

Periodic Charges Other than Annual Fund Operating Expenses

10.	Footnote three refers to “substandard risk charges.” Please disclose such charges, either in the fee table under “Cost of Insurance” or as an additional line item that is a surcharge for substandard risk.

Response to Comment No. 10: The substandard risk charge is currently disclosed as an additional line item in the Periodic Charges Other than Annual Fund Operating Expenses table. Please see the language on p. 13 of the prospectus (in the Base Contract Charge section of the table, second row of the table, beneath the Insurance Charge).

Monthly Charges Against the Account Value

11.	In the first sentence of the first paragraph, disclosure refers to an “Attained Age 121.” The age listed does not appear to be accurate. Please revise accordingly.

Response to Comment No. 11: The reference to Attained Age 121 is accurate for several of the listed charges in that section. However, there are some that end earlier. We have removed the reference to Attained Age 121 in the first paragraph and have disclosed the applicable Attained Ages in the descriptions of each monthly charge. Please see the language on pp. 24-26 of the prospectus.

Loan Interest Rate Expense Charge

12.	Please state the minimum subsequent premium. See Item 9.a.1. of Form N-6.

Response to Comment No. 12: There is no minimum subsequent premium required, except that a policy owner must maintain sufficient Net Surrender Value to keep the policy In Force. Any amount of premium may be paid at any time while the Insured is living. Please see “Premium Flexibility” on p. 33 of the prospectus.

Appendix A

13.	Please confirm the calculations align with the requirements of Item 4.b.2.iii of Form N-1A. See Item 18, Instruction 7 of Form N-6.

Response to Comment No. 13: We confirm the calculations align with the requirements of Item 4.b.2.iii of Form N-1A.

Statement of Additional Information

Non-Principal Risks

14.	Please confirm that all non-principal risks have been disclosed in the prospectus or that there are none. See Item 21 of Form N-6.

Response to Comment No. 14: We confirm that there are no non-principal risks that need to be disclosed in the Statement of Additional Information. We have disclosed all risks in the prospectus.

Part C

Exhibit (r) – Initial Summary Prospectus

15.	Please ensure that all changes applied in response to comments made on the statutory prospectus are also applied to the initial summary prospectus.

Response to Comment No. 15: We confirm that all changes applied in response to comments made on the statutory prospectus are also applied to the initial summary prospectus.

16.	The summary disclosure (p. 10) regarding Lapse and Reinstatement varies from the longer-form disclosure (pp. 33-36). Please revise or supplementally explain why such revisions are unnecessary. See Rule 498A(vi) Under the heading, “How Your [Contract] Can Lapse,” the information required by Item 14(a) through (c) of Form N-6.

Response to Comment No. 16: We have revised both the summary disclosure in the initial summary prospectus and the longer-form disclosure in the prospectus to be more consistent with each other. Please see the marked language on p. 63 of the prospectus and p. 15 of the initial summary prospectus . We note that pp. 84-85 of the Rule 498A Order states that the rule “require[s] an initial summary prospectus for variable life insurance contracts to include only certain key information regarding contract lapse” and therefore “a more concise summary…is appropriate for the initial summary prospectus.” The N-6 also requires a different organizational structure for the prospectus and the initial summary prospectus, so while the disclosure is now more consistent between the two documents, it may not match verbatim and the order of the disclosure may vary.

Exhibits – General

17.	Please file any missing exhibits, including the auditor’s consent.

Response to Comment No. 17: We have included in this filing all missing information, including exhibits and other required information.

In addition to the revisions made in response to the Staff’s comments, I have made certain stylistic, editorial, and updating changes, including the following:

•	Ensured that all percentages in the Fee Tables are rounded to the nearest hundredth place (p. 11 of the prospectus and p. 18 of the initial summary prospectus).
•	Deleted the Adjustment to Surrender Charges Endorsement row of the Periodic Charges Other than Annual Fund Operating Expenses as the endorsement offered by this product does not include a charge (p. 15 of the prospectus and p. 22 of the initial summary prospectus).
•	Revised disclosure in the description of the Face Amount Charge to clarify that the current face amount charge decreases gradually until it is discontinued after 9 Policy Years or 9 years following a Face Amount increase (p. 25 of the prospectus).
•	Revised disclosure in the Suicide sub-section of the Death Benefit section to include Missouri in the list of states with a one-year period for suicide exclusions (p. 44 of the prospectus).
•	Revised disclosure in the Right to Convert or Exchange subsection, as well as the related disclosure in the Additional Benefits table, to clarify that the conversion period begins on the fifth Policy Anniversary and ends on the 15th Policy Anniversary or when the Insured reaches Attained Age 65, whichever is earlier (p. 47 and p. 58 of the prospectus and p. 13 of the initial summary prospectus).
•	Added the Securities Act file number and Class (Contract) identifier to the back cover of the prospectus.
•	Added the Class (Contract) identifier to the back cover of the initial summary prospectus.

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (860) 562-2455 or angelabrown@massmutual.com.

Sincerely,

/s/ Angela N. Brown
Angela N. Brown
Lead Counsel, Life Insurance Product & Operations
for Massachusetts Mutual Life Insurance Company